UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Sky Solar Holdings, Ltd.
(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
83084J988(1)
(CUSIP Number)

Mitsutoshi Nishiyama
Japan NK Investment K.K.
9th Fl. Kotobuki Bldg., 10-4
Iwamotocho-3chome, Chiyoda-ku, Tokyo 101-0032
Telephone: +813 5839 2046

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 26, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
This Amendment No. 4 on Schedule 13D/A (“Amendment No. 4”) is filed on behalf of Japan NK Investment K.K. (“JNKI”), PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe (the “Reporting Persons”), and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 2019 on behalf of each of Japan NK Investment K.K., TC3 G.K., Hidenori Nakagawa, Keystone Partners Co., Ltd., Japan Revival Sponsor Fund III, LPS, Satoshi Koyama and Tomoaki Tsutsumi (the “Original Filing”), Amendment No. 1 on Schedule 13D/A filed on behalf of the Reporting Persons (“Amendment No. 1”), Amendment No. 2 on Schedule 13D/A filed on behalf of the Reporting Persons (“Amendment No. 2”) and Amendment No. 3 on Schedule 13D/A filed on behalf of the Reporting Persons (“Amendment No. 3”, and together with the Original Filing, Amendment No. 1, Amendment No. 2 and Amendment No. 4, the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings. Ltd., a Cayman Islands company (the “Issuer” or “Company”). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing twenty of the Ordinary Shares of the Issuer.

CUSIP No. 83084J988	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan NK Investment K.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PNF Investment Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rui Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83084J988	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Renewable Japan Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H&T Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Katsuhito Manabe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83084J988	13D	Page 8 of 12 Pages

Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The Consortium (as defined in Item 4 below) anticipates that, at the price per ADS or per Ordinary Share set forth in the Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Company’s board of directors), approximately US$35.5 million will be required for the Proposed Transaction (as defined in Item 4 below).
It is anticipated that the funding for the Proposed Transaction will be provided by a combination of debt financing and equity capital. Equity financing will be provided by the Consortium in the form of rollover equity in the Company. Debt financing is expected to be provided by third-party loans.
The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On May 25, 2020, JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (collectively, the “Consortium”) submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, the Consortium proposed to acquire, through an acquisition vehicle to be formed by them, all outstanding Ordinary Shares of the Company not already beneficially owned by the members of the Consortium at US$0.30 per Ordinary Share, or US$6.00 per ADS, in cash (the “Proposed Transaction”), representing a premium of 81.3% to the closing price of the Company’s ADSs on May 22, 2020 and a premium of 94.0% and 109.2% to the volume-weighted average closing price of the Company’s ADSs during the last 7 and 30 trading days, respectively.  The Consortium intends to finance the transactions contemplated under the Proposal through a combination of debt financing and rollover equity capital.
The Proposal also provides that, among other things, the Consortium will (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Proposed Transaction that will include provisions typical for transactions of this type.
On May 25, 2020, the Consortium entered into a consortium agreement (the “Consortium Agreement”), under which the members of the Consortium have agreed to form a consortium to work exclusively with one another to undertake a transaction to acquire all the outstanding Ordinary Shares of the Company other than certain Ordinary Shares beneficially owned by the members of the Consortium or their affiliates (the “Proposed Transaction”). The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; admission of new members of the Consortium; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions; and cooperation in preparing definitive documentation with respect to the Proposed Transaction. During the period beginning on the date of the Consortium Agreement and ending the first to occur of (i) the 6-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the occurrence of other termination events, members of the Consortium have agreed, among other things, to: (a) work exclusively with each other with respect to the Transaction; (b) not to make a competing proposal for the acquisition of control of the Company; (c) acquire or dispose of any securities of the Company; or (d) enter into any written or oral agreement, arrangement or understanding  regarding, or do, anything which is directly inconsistent with the Proposed Transaction.
The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the members of the Consortium. Neither the Company nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.
If the Proposed Transaction is completed, the ADSs would be delisted from the NASDAQ Capital Market and the Company’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Company or disposing of securities of the Company; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Company; materially changing the present capitalization or dividend policy of the Company; materially changing the Company’s business or corporate structure; changing the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.
References to the Consortium Agreement and the Proposal in this statement are qualified in their entirety by reference to the Proposal and the Consortium Agreement, copies of which are attached hereto as Exhibit 99.6 and  Exhibit 99.7, respectively, and incorporated herein by reference in their entirety.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:
(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.
	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Japan NK Investment K.K.	152,107,950	36.3%	0	152,107,950	0	152,107,950
PNF Investment Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
Rui Chen	152,107,950	36.3%	0	152,107,950	0	152,107,950
Renewable Japan Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
H&T Corporation	152,107,950	36.3%	0	152,107,950	0	152,107,950
Katsuhito Manabe	152,107,950	36.3%	0	152,107,950	0	152,107,950
* Percentages are calculated based on 419,546,494  Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.
The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for persons who are members of the Consortium and therefore, together with the Reporting Persons, may form a group within the meaning of Section 13(d)(3) of the Securities Act.
	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
IDG-Accel China Capital L.P.(1)	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Associates L.P.(2)	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Investors L.P.(3)	101,949,906	24.3%	4,495,992	97,453,914	4,495,992	97,453,914
IDG-Accel China Capital GP Associates Ltd.(4)	101,949,906	24.3%	101,949,906	0	101,949,906	0
Quan Zhou(5)	101,949,906	24.3%	0	101,949,906	0	101,949,906
Chi Sing Ho(5)	101,949,906	24.3%	0	101,949,906	0	101,949,906
Jolmo Solar Capital Ltd.	5,400,000	1.3%	5,400,000	0	5,400,000	0
CES Holding Ltd.	8,000,000	1.9%	8,000,000	0	8,000,000	0
Jing Kang	3,800,000	0.9%	3,800,000	0	3,800,000	0
Bin Shi	14,759,480	3.5%	14,759,480	0	14,759,480	0
Sino-Century HX Investments Limited	4,940,910	1.2%	4,940,910	0	4,940,910	0
Kai Ding	10,709,320	2.6%	10,709,320	0	10,709,320	0
* Percentages are calculated based on 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(1)
Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P.  IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd.  By virtue of such relationship, IDG-Accel China Capital L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital Investors L.P.

(2)
Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P.  IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P.  IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P.  By virtue of such relationship, IDG-Accel China Capital Associates L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(3)
Includes (i) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and (ii) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P.  IDG-Accel China.  Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd.  By virtue of such relationship, IDG-Accel China Capital Investors L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P.

(4)
Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares  (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P.  IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P.  IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P.  By virtue of such relationship, IDG-Accel China Capital GP Associates Ltd. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(5)
Includes 101,949,906 Ordinary Shares indirectly held by IDG-Accel China Capital GP Associates Ltd., consisting of (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P.  Quan Zhou and Chi Sing Ho are directors of IDG-Accel China Capital GP Associates Ltd.  By virtue of such relationship, Quan Zhou and Chi Sing Ho may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital GP Associates Ltd.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.
On May 25, 2020, JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, made the Proposal to the board of directors of the Company. A copy of the Proposal is attached as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.
On May 25, 2020, JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, entered into the Consortium Agreement. A copy of the Consortium Agreement is attached as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.
To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:
Exhibit No.	Description

99.6
Proposal Letter dated May 25, 2020 from JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding, to the board of directors of the Company.

99.7
Consortium Agreement, dated May 25, 2020, by and among JNKI, IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 26, 2020
JAPAN NK INVESTMENT K.K.

By:	/s/ Mitsutoshi Nishiyama
	Name:	Mitsutoshi Nishiyama
	Title:	Representative Director

PNF INVESTMENT CO., LTD.

By:	/s/ Rui Chen
	Name:	Rui Chen
	Title:	Representative Director

RUI CHEN

By:	/s/ Rui Chen

RENEWABLE JAPAN CO., LTD.

By:	/s/ Katsuhito Manabe
	Name:	Katsuhito Manabe
	Title:	Representative Director

H&T CORPORATION

By:	/s/ Katsuhito Manabe
	Name:	Katsuhito Manabe
	Title:	Representative Director

KATSUHITO MANABE

By:	/s/ Katsuhito Manabe